FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA  94403-1906

August 10, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-9303

Attention:  Ms. Kathy Cherko

Re:       Franklin Federal Tax-Free Income Fund (the “Registrant” or “Federal Tax-Free Fund”)

            File No. 333-212548

Dear Ms. Cherko:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by you on August 2, 2016, to Kenneth L. Greenberg of Stradley Ronon Stevens & Young, LLP (“Stradley”) with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Franklin Insured Tax-Free Income Fund (the “Insured Tax-Free Fund”) into the Federal Tax-Free Fund.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 15, 2016, under Rule 488 (“Rule 488”) under the Securities Act of 1933 (the “Securities Act”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Prospectus/Proxy Statement

1.         Text:  Expense Table on page 14.

Comment:  Explain supplementally why pro forma expenses of the combined fund are the same as the acquiring fund pre-reorganization.

1

Response:   As noted in the section titled “Pro Forma Adjustments” of the revised pro forma narrative (attached as Exhibit C), the reorganization is expected to result in a slight decrease in the management fees and other expenses of the combined fund.  However, given the much smaller size of the Insured Tax-Free Fund (approximately $1.9 billion in net assets, compared to approximately $11.0 billion for the Federal Tax-Free Fund), these decreases are expected to have less than a one basis point impact on the combined fund’s expense ratio.

2.         Text:  The first sentence of footnote 2 of the Expense Table on page 15 states:

Pro forma expenses are based on current and anticipated Federal Tax-Free Fund expenses as if (1) the Transaction had been effective as of March 1, 2015 and (2) the Federal Tax-Free Fund had one year of combined operations.

Comment:  The pro forma numbers should be tied to the fiscal year end of the Federal Tax-Free Fund (i.e., April 30).  In the footnote, revise the effective date of the transaction to be May 1, 2015.  Also revise the pro forma expense numbers in the table and expense example to be as of April 30, 2016.

Response: The pro forma numbers in the expense table have been updated to April 30, 2016.  See attached Exhibit A.  The total annual Fund operating expenses did not change and accordingly, the expense examples did not need to be revised.

3.         Text:  Pro forma capitalization table on page 22.

Comment:  The pro forma numbers should be tied to the fiscal year end of the Federal Tax-Free Fund, April 30, not the fiscal year end of the Insured Tax-Free Fund, February 29.  Revise the pro forma capitalization table to be as of April 30, 2016.

Response:  The pro forma capitalization table has been revised as requested.  See attached Exhibit B.

4.         Text:  On page 29, the disclosure under the heading, “Repositioning of the Insured Tax-Free Fund’s Portfolio Assets.”

Comment:  The pro forma narrative discloses that “[i]t is currently expected that a de minimis (i.e., less than 5%) portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization.”  Add similar disclosure to the section on repositioning in the prospectus/proxy statement.

Response: Revised as requested.

Pro Forma Narrative

5.         Comment:  The pro forma narrative should be tied to the fiscal year end of the Federal Tax-Free Fund, April 30, not the fiscal year end of the Insured Tax-Free Fund, February 29.  Revise the pro forma narrative to be as of April 30, 2016.  Also confirm supplementally that the reorganization will not result in significant changes to existing service provider contracts or significant accounting policies, including any valuation policies.

2

Response: Revised as requested.  See attached Exhibit C.  The Registrant hereby confirms that the reorganization will not result in significant changes to existing service provider contracts or significant accounting policies, including any valuation policies.

6.         Text:  Footnotes b, c, and d under Section 4 titled “Pro Forma Adjustments.”

Comment:  The footnotes relate to the removal of certain duplicative fees.  Please explain supplementally why after the removal of duplicative fees, the pro forma combined fund expenses in the expense table in the prospectus/proxy statement show no reduction in expenses post-reorganization.

Response:  As noted in response to comment one above, the removal of duplicative fees as detailed in footnotes b, c, and d is expected to result in a decrease in the expenses of the combined fund.  However, given the much smaller size of the Insured Tax-Free Fund, the decrease is expected to have less than a one basis point impact on the combined fund’s pro forma operating expenses as disclosed in the prospectus/proxy statement.

7.         Text:  The second sentence in Section 8 titled “Accounting Survivor” states:

The surviving fund will have the lead portfolio manager, investment objective, investment strategy and policies/restrictions of the Acquiring Fund.

Comment:  Add investment performance record to the list of characteristics of the Acquiring Fund that will survive.

Response: The sentence has been revised to state:  “The surviving fund will have the lead portfolio manager, investment objective, investment strategy, policies and restrictions, and historical investment performance of the Acquiring Fund.”

8.         Text: The sentence in Section 9 titled “Capital Loss Carryforward” states:

At February 29, 2016, Franklin Insured Tax-Free Income Fund and Franklin Federal Tax-Free Income Fund had capital loss carryforwards of approximately $61,264,063 and $180,311,282, respectively.

Comment:  The capital loss carry forward of the Federal Tax-Free Income Fund in the pro forma narrative is different than the number in the table on page 30 of the prospectus/proxy statement.  Confirm that this difference is a result of using April 30, 2016 numbers in the table but February 29, 2016 numbers in the pro forma narrative.

3

Response:  The Registrant confirms that difference in the pro forma narrative and the table in the prospectus/proxy statement is a result of using April 30, 2016 numbers in the table but February 29, 2016 numbers in the pro forma narrative.  The pro forma narrative information has been updated to include information as of April 30, 2016.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Kenneth L. Greenberg, Esq. at (215) 564-8149 or, in his absence, Amy Smith at (215) 564-8104.

In connection with the Registrant’s responses to the SEC staff’s comments on the Registration Statement, as requested by the SEC staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Regards,

/s/ Karen L. Skidmore, Esq.

Secretary and Vice President

Franklin Federal Tax-Free Income Fund

4

EXHIBIT A

ANNUAL OPERATING EXPENSE TABLE FOR CLASS A, CLASS C AND ADVISOR CLASS SHARES OF THE FUNDS AND PROJECTED FEES AFTER THE TRANSACTION

ANNUAL FUND OPERATING EXPENSES[1] (expenses that you pay each year as a percentage of the value of your investment)	Insured Tax-Free Fund (Class A)	Federal Tax-Free Fund (Class A)	Pro Forma Federal Tax-Free Fund[2] (Class A)
Management fees	0.46%	0.45%	0.45%
Distribution and service (12b-1) fees	0.09%	0.10%	0.10%
Other expenses	0.05%	0.06%	0.06%
Total annual Fund operating expenses	0.60%	0.61%	0.61%

ANNUAL FUND OPERATING EXPENSES[1]	Insured Tax-Free Fund (Class C)	Federal Tax-Free Fund (Class C )	Pro Forma Federal Tax-Free Fund[2] (Class C)

Management fees	0.46%	0.45%	0.45%
Distribution and service (12b-1) fees	0.65%	0.65%	0.65%
Other expenses	0.05%	0.06%	0.06%
Total annual Fund operating expenses	1.16%	1.16%	1.16%

ANNUAL FUND OPERATING EXPENSES[1]	Insured Tax-Free Fund (Advisor Class)	Federal Tax-Free Fund (Advisor Class)	Pro Forma Federal Tax-Free Fund[2] (Advisor Class)

Management fees	0.46%	0.45%	0.45%
Distribution and service (12b-1) fees	None	None	None
Other expenses	0.05%	0.07%	0.06%
Total annual Fund operating expenses	0.51%	0.51%	0.51%

1          Expense ratios reflect annual fund operating expenses for February 29, 2016 for the Insured Tax-Free Fund, and April 30, 2016 for the Federal Tax-Free Fund, the most recent fiscal year reflected in such Fund’s current prospectus.

2          Pro forma expenses are based on current and anticipated Federal Tax-Free Fund expenses as if (1) the Transaction had been effective as of May 1, 2015 and (2) the Federal Tax-Free Fund had one year of combined operations.  The Federal Tax-Free Fund’s pro forma expenses do not include estimated costs of the Transaction of approximately $76,250 to be borne by each Fund or approximately 0.004% of the Insured Tax-Free Fund’s net assets and 0.001% of the Tax-Free Fund’s net assets as of April 30, 2016.

Example

These examples are intended to help you compare the cost of investing in the Insured Tax-Free Fund’s Class A, Class C and Advisor Class shares with the cost of investing in the Federal Tax-Free Fund Class A, Class C and Advisor Class shares, both before and after the Transaction.  The example assumes:

A-1

  You invest $10,000 in the Insured Tax-Free Fund and in the Federal Tax-Free Fund for the periods shown;
  Your investment has a 5% return each year;
  The Fund’s operating expenses remain the same; and
  You sell your shares at the end of the period.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Insured Tax-Free Fund - Class A	$484[1]	$609	$746	$1,143
Federal Tax-Free Fund - Class A	$485[1]	$612	$751	$1,155
Pro Forma Federal Tax-Free Fund - Class A (assuming the Transaction is completed)	$485	$612	$751	$1,155

1.  Assumes a CDSC will not apply.

	1 Year	3 Years	5 Years	10 Years
Insured Tax-Free Fund - Class C	$218	$368	$638	$1,409
Federal Tax-Free Fund - Class C	$218	$368	$638	$1,409
Pro Forma Federal Tax-Free Fund - Class C (assuming the Transaction is completed)	$218	$368	$638	$1,409

If you do not sell your shares:
Insured Tax-Free Fund - Class C	$118	$368	$638	$1,409
Federal Tax-Free Fund - Class C	$118	$368	$638	$1,409
Pro Forma Federal Tax-Free Fund - Class C (assuming the Transaction is completed)	$118	$368	$638	$1,409

	1 Year	3 Years	5 Years	10 Years
Insured Tax-Free Fund – Advisor Class	$52	$164	$285	$640
Federal Tax-Free I Fund – Advisor Class	$52	$164	$285	$640
Pro Forma Federal Tax-Free Fund – Advisor Class (assuming the Transaction is completed)	$52	$164	$285	$640

A-2

EXHIBIT B

What are the capitalizations of the Funds and what might the Federal Tax-Free Fund’s capitalization be after the Transaction?

The following table sets forth as of April 30, 2016, the capitalizations of the Insured Tax-Free Fund and the Federal Tax-Free Fund.  The table also shows the projected capitalization of the Federal Tax-Free Fund as adjusted to give effect to the proposed Transaction.  The capitalization of the Federal Tax-Free Fund and its classes is likely to be different when the Transaction is actually consummated.

	Insured Tax-Free Fund	Federal Tax-Free Fund	Pro Forma Adjustments to Capitalization[1] (Unaudited)	Federal Tax-Free Fund Pro Forma[2] (Unaudited)
Net assets (all classes)	$1,973,217,879	$11,042,385,900	$(152,500)	$13,015,451,279
Total shares outstanding (all classes)	157,982,998	884,784,461	-	1,042,908,544
Class A net assets	$1,645,344,812	$8,384,079,329	$(121,474)	$10,029,302,667
Class A shares outstanding	131,988,273	671,797,346	-	803,635,873
Class A NAV per share	$12.47	$12.48	-	$12.48
Class C net assets	$270,307,502	$1,215,034,413	$(18,835)	$1,485,323,079
Class C shares outstanding	21,375,075	97,434,819	-	119,111,443
Class C NAV per share	$12.65	$12.47	-	$12.47
Advisor Class net assets	$57,565,565	$1,443,272,158	$(12,191)	$1,500,825,533
Advisor Class shares outstanding	4,619,650	115,552,296	-	120,161,228
Advisor Class NAV per share	$12.46	$12.49	-	$12.49

1.       Adjustments reflect the costs of the Transaction incurred by the Funds.

2.       Numbers are projected after the Transaction.

B-1

EXHIBIT C

Pro Forma Financial Information

FRANKLIN INSURED TAX-FREE INCOME FUND

FRANKLIN FEDERAL TAX-FREE INCOME FUND

PRO FORMA FINANCIAL INFORMATION, APRIL 30, 2016

(UNAUDITED)

            The following unaudited Pro Forma financial information gives effect to the proposed reorganization (referred to as the “Reorganization” or “Transaction”), accounted as if the Reorganization had occurred as of May 1, 2015.  In addition, the Pro Forma Financial Information has been prepared based upon the proposed fee and expense structure after the Reorganization, as discussed in the combined Prospectus/Proxy Statement.

            The Pro Forma financial information has been estimated in good faith based upon information regarding the Franklin Insured Tax-Free Income Fund and the Franklin Federal Tax-Free Income Fund for the twelve month period ended April 30, 2016.  The Pro Forma Financial Information should be read in conjunction with the historical financial statements and notes thereto of Franklin Insured Tax-Free Income Fund and the Franklin Federal Tax-Free Income Fund, which are available in their respective annual and semi–annual shareholder reports.

Narrative Description of the Pro Forma Effects of the Reorganization

1.  BASIS OF COMBINATION

            The unaudited Pro Forma financial information has been prepared to give effect to the proposed Reorganization of the Target Fund into the Acquiring Fund pursuant to an Agreement and Plan of Reorganization as of the beginning of the period as indicated below in the table.

12 Month Period
Target Fund	Acquiring Fund	Ended
Franklin Insured Tax-Free Income Fund	Franklin Federal Tax-Free Income Fund	April 30, 2016

            The Reorganization will be accounted for as a tax-free reorganization of investment companies; therefore, no gain or loss will be recognized by the Acquiring Fund or its shareholders as a result of the Reorganization.  The Target Fund is a series of a registered open-end management investment company, Franklin Tax-Free Trust. The Acquiring Fund is also registered open-end management investment company, that issues its shares in separate series.  The Reorganization would be accomplished by the acquisition of substantially all of the Target Fund’s assets by the Acquiring Fund in exchange for shares of the Acquiring Fund and the distribution of such shares to Target Fund shareholders in complete liquidation of the Target Fund.  It is currently expected that a de minimis (i.e., less than 5%) portion of the Target Fund’s portfolio assets may be sold in connection with the Reorganization.  Actual sales will depend on portfolio composition, market conditions and other factors at the time of the Reorganization.

C-1

2.  SHARES OF BENEFICIAL INTEREST

            The table below shows the class and shares that the Target Fund shareholders would have received if the Reorganization were to have taken place on April 30, 2016.

Target Fund Share Class	Target Fund Shares	Acquiring Fund Shares	Acquiring Fund Share Class
Class A	131,988,273	131,838,527	Class A
Class C	21,375,075	21,676,624	Class C
Advisor Class	4,619,650	4,608,932	Advisor Class

3.  NET ASSETS

            The table below shows the net assets of the Target Fund and the Acquiring Fund and Pro Forma combined net assets, assuming all the Reorganization was completed as of April 30, 2016.

Fund	Net Assets
Franklin Insured Tax-Free Income Fund (Target Fund)	$ 1,973,217,879
Franklin Federal Tax-Free Income Fund (Acquiring Fund)	$11,042,385,900
Franklin Federal Tax-Free Income Fund (Pro Forma Combined)	$13,015,603,779

4.  PRO FORMA ADJUSTMENTS

The table below reflects adjustments to expenses needed to the pro forma combined Fund as if the Reorganization had taken place on May 1, 2015.  The pro forma information has been derived from the books and records used in calculating daily net asset values of the Target Fund and the Acquiring Fund and have been prepared in accordance with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect this information.  Actual results could differ from those estimates.

Expense	Amount of increase (decrease) in expense	Impact to expense ratio
Management fees[a]	$ (672,072)	-0.005%
Reports to shareholders[b]	$ (8,456)	-0.000%
Registration and filing fees[c]	$ (58,853)	-0.000%
Professional fees[d]	$ (38,667)	-0.000%

aPro Forma adjustment for increase in average net assets in the calculation of management fees.

bPro Forma adjustment for removal of duplicative printing fees.

 cPro Forma adjustment for removal of duplicative registration fees.

 dPro Forma adjustment for removal of duplicative audit fees.

C-2

5.  INVESTMENT RESTRICTIONS

None of the securities held by the Target Fund as of the closing date will violate the investment restrictions of the Acquiring Fund.

6.  ACCOUNTING ESTIMATES

The preparation of the Pro Forma Financial Statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Pro Forma Financial Statements and the amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.

7.  REORGANIZATION COSTS

The Target Fund and the Acquiring Fund will each pay 25% of the expenses resulting from their participation in the Reorganization.  Franklin Advisers, Inc. will pay the remaining 50% of such expenses for the Reorganization.  The total amount of such expenses for the Reorganization is estimated to be $305,000 (or approximately $76,250 for each fund).  The expenses associated with the Reorganization will be allocated in the foregoing manner whether or not the Reorganization is consummated.

8.  ACCOUNTING SURVIVOR

The Acquiring Fund will be the accounting survivor.  The surviving fund will have the lead portfolio manager, investment objective, investment strategy,  policies and restrictions,  and historical investment performance of the Acquiring Fund.

9.  CAPITAL LOSS CARRYFORWARD

At April 30, 2016, Franklin Insured Tax-Free Income Fund and Franklin Federal Tax-Free Income Fund had capital loss carryforwards of approximately $60,666,132 and $187,068,675, respectively.

C-3